Exhibit 99.1

Central GoldTrust

Tuesday February 16, 2010

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations to December 31, 2009 and 2008 and net assets as at December 31, 2009 and 2008.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars)

	As at December 31,
	2009	2008
Net assets:
Gold at market	$444,900,960	135,592,210
Cash	952,790	147,728
Short-term deposits	6,420,420	2,937,792
Prepaid expenses and other	134,860	68,620
	452,409,030	138,746,350
Accrued liabilities	(491,024)	(148,837)
Net assets representing Unitholders’ equity	$451,918,006	138,597,513
Represented by: Capital
Units issued 10,918,000 (2008: 4,279,500)	$304,144,393	76,279,600
Retained earnings
inclusive of unrealized appreciation of holdings	147,773,613	62,317,913
	$451,918,006	138,597,513

Net asset value per Unit	$41.39	32.39
Exchange rate: U.S. $1.00 = Canadian	$1.0466	1.2246
Net asset value per Unit
expressed in Canadian dollars	$43.32	39.66

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $313.3 million or 226.1% during the year to a total of $451.9 million.  Two public Unit offerings were completed during the year.  The net proceeds from these offerings totalled approximately $227.9 million and a total of 6,638,500 Units were issued, bringing the total number of Units outstanding to 10,918,000 at year end.  Each of these Unit offerings were priced at premiums to net asset value, assuring no dilution of existing Unitholders’ equity interests.  The balance of the increase in net assets of $85.5 million was attributable to the change in unrealized appreciation of holdings during the year which resulted from increased gold prices at December 31, 2009.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3 Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196 Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars)

	Years ended December 31,
	2009	2008	2007
Income:
Interest	$27,186	89,771	101,672
Change in unrealized appreciation of holdings	86,728,622	3,539,252	29,002,560
Total income	86,755,808	3,629,023	29,104,232
Expenses:
Administration fees	766,598	410,796	319,255
Safekeeping, insurance and bank charges	267,845	131,494	96,684
Auditors’ fees	74,271	125,050	41,266
Legal fees	54,370	74,081	48,646
Trustees’ fees and expenses	48,166	43,221	41,726
Regulatory filing fees	24,270	36,018	25,132
Stock exchange fees	23,829	20,966	16,023
Unitholder information	23,105	21,320	18,492
Registrar and transfer agent fees	13,655	14,196	14,059
Miscellaneous	604	541	786
Foreign currency exchange loss	3,395	1,031	774
Total expenses	1,300,108	878,714	622,843
Net income
inclusive of the change in unrealized
appreciation of holdings	$85,455,700	2,750,309	28,481,389
Net income per Unit:
Inclusive of the change in unrealized appreciation of holdings	$9.04	0.75	7.30

Net income of $85,455,700 for the 2009 fiscal year was $82,705,391 higher than the 2008 net income of $2,750,309.  Virtually all of this increase was the change in unrealized appreciation of holdings.  Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The total expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were significantly lowered to 0.38%  for fiscal 2009 compared with 0.63% in fiscal 2008.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At December 31, 2009, the units of Central GoldTrust were 98.4% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).